Exhibit 21

Subsidiary of Qwest Communications International Inc.(1)	Jurisdiction of Incorporation/Formation
Qwest Capital Funding, Inc.	Colorado
Qwest Communications Corporation	Delaware
Qwest Corporation	Colorado
Qwest Interprise America, Inc.	Colorado
Qwest Services Corporation	Colorado

(1)	The names of certain subsidiaries have been omitted in accordance with Item 601(b)(21) of Regulation S-K.